SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    RULE 13E-3
                              TRANSACTION STATEMENT
            (Pursuant to Section 13(e) of the Securities Exchange Act
                     of 1934 and Rule 13e-3 (Sections 240.13e-3)
                                  thereunder.)



                     PROFESSIONAL DENTAL TECHNOLOGIES, INC.
                                (Name of Issuer)

                     PROFESSIONAL DENTAL TECHNOLOGIES, INC.
             WILLIAM T. EVANS, J. ROBERT LEMON, AND TIMOTHY A. NOLAN
                       (Name of Persons Filing Statement)

                                  Common Stock,
                                 $0.01 par value
                         (Title of Class of Securities)

                                    74312H100
                      (CUSIP Number of Class of Securities)



         Frank H. Newton, III              Thomas F. Cooney, III, Esquire
Professional Dental Technologies, Inc.       Kirkpatrick & Lockhart, LLP
         633 Lawrence Street          1800 Massachusetts Avenue N.W., 2nd Floor
  Batesville, Arkansas 72501                 Washington, D.C. 20036-1800
            870-698-2300                            202-778-9076


           (Name, Address and Telephone Number of Person Authorized to
                 Receive Notices and Communications on Behalf of
                            Persons Filing Statement)

     This statement is filed in connection with (check the appropriate box):

a. [x] The filing of solicitation materials or an information statement subject to Regulation 14A (17 CFR 240.14a-1 to 240.14b-1), Regulation 14C (17 CFR 240.14c-1 to 240.14c-101) or Rule 13e-3(c) (Sec. 240.13e-3(c))
     under the Securities Exchange Act of 1934.
b. [ ] The filing of a registration statement under the Securities Act of 1933.
c.   [ ] A tender offer.
d.   [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Calculation of Filing Fee

--------------------------------------------------------------------------------
                  TRANSACTION VALUE         AMOUNT OF FILING FEE*

                      $650,000.00                  $130.00
--------------------------------------------------------------------------------

*Fee based on 1/50th of 1% of the anticipated purchase price of fractional shares resulting from the proposed reverse stock split.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: __________________________________________________

Form or Registration Number: _____________________________________________

Filing Party: ____________________________________________________________

Date Filed: ______________________________________________________________

ITEM 1.   ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

     (a) The name of the issuer is "Professional Dental Technologies, Inc." (the "Company") and the address of its principal executive offices is: 633 Lawrence Street, Batesville, Arkansas 72501.

     (b) The class of security which is the subject of the Rule 13e-3 transaction is the common stock, $0.01 par value per share, of the Company. As of March 26, 1999, 14,100,000 shares of common stock were outstanding and held of record by approximately 947 stockholders.

     (c) The common stock of the Company is traded on the American Stock Exchange under ticker symbol "PRO". The following are the high and low closing prices of the Company's common stock as published by the American Stock Exchange during the fiscal quarters indicated:

        QUARTER ENDED                     HIGH CLOSE                LOW CLOSE

F/Y 97  April 30, 1997                     2                          1
        July 31, 1997                      1 7/16                       15/16
        October 31, 1997                   1 3/16                         3/4

F/Y 98  January 31, 1998                   1 3/16                         3/4
        April 30, 1998                     1 3/8                        15/16
        July 31, 1998                      1 1/16                         3/4
        October 31, 1998                    15/16                       11/16

F/Y 99  January 31, 1999                     3/4                         9/16

     (d) The Company has never paid cash dividends on its common stock. Payment of dividends on common stock is within the discretion of the Company's Board of Directors and will depend, among other factors, on earnings, capital and other operating cash requirements, and the financial condition of the Company.

     (e) Neither the Company nor any of its affiliates has made an underwritten public offering of the common stock of the Company for cash during the past three years.

     (f) Neither the Company nor any of its affiliates have purchased any of the common stock of the Company since the commencement of the Company's second full fiscal year preceding the date of this Schedule, with the exception of the following transaction: On February 6, 1997, William T. Evans, President, Chief Executive Officer, Director and Controlling Person, purchased 10,000 shares of the common stock of the Company in a single open market transaction, at a price of $1.25 per share.

ITEM 2.   IDENTITY AND BACKGROUND.

     This schedule is being filed by the Company, which is the issuer of the equity securities that are the subject of the Rule 13e-3 transaction, and William T. Evans, J. Robert Lemon and Timothy A. Nolan, each of whom is a controlling person and an affiliate of the Company. The Company, a Nevada corporation, designs, manufactures and sells products to dental professionals, primarily for the diagnosis and treatment of periodontal disease. The address of the Company is 633 Lawrence Street, Batesville, Arkansas 72501.

     The executive officers, directors and controlling stockholders of the Company are:

        William T. Evans            President, Chief Executive Officer,
                                    Director, Controlling Person
        J. Robert Lemon             Director, Controlling Person
        Robert E. Christian         Executive Vice President, Secretary,
                                    Treasurer, Director
        Frank H. Newton, III        Chief Operating Officer
        Richard L. Land             Vice President, Finance
        Timothy A. Nolan            Director, Controlling Person
        Michael S. Black            Director
        J. Philip Boesel            Director

     (a) - (d) The information required by this Item 2 with respect to each of the above-named persons is attached as Exhibit 1, and is incorporated herein by reference.

     (e) - (f) During the past five years, neither the Company nor, to its knowledge, any of the executive officers, directors or controlling persons of the Company has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws, or finding any violations of such laws.

     (g) All of the persons named above are citizens of the United States of America.

ITEM 3.   PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

     There have been no contacts, negotiations or transactions which have been entered into or which have occurred since the commencement of the Company's second full fiscal year preceding the date of this Schedule (i) between any affiliates of the Company; or (ii) between the Company and any of its affiliates and any person who is not affiliated with the Company concerning: a merger, consolidation or acquisition; a tender offer for or other acquisition of securities of any class of the Company; or the sale or other transfer of a material amount of assets of the Company or any of its subsidiaries, with the exception of the following:

     Certain controlling persons, executive officers and directors of the Company (Messrs. Evans, Lemon, Christian and Nolan) are the beneficiaries of trusts which are the partners in Life Plus International ("LPI"), a partnership, also located in Batesville, Arkansas. Individually, they are the controlling persons of that partnership, which is a manufacturer and distributor of nutritional supplements and other personal care products. LPI may be deemed an affiliate of the Company. Since the commencement of the second full fiscal year preceding the date of this Schedule, informal discussions relating to the possibility of merging these two businesses have been held among persons who are officers, directors and controlling persons of the Company and persons who are controlling persons of LPI. Any of the persons who may have initiated such discussions (of which there is no formal record) are executive officers and/or directors of the Company. At the present time the Company has assumed responsibility for providing certain management assistance to LPI under a formal management services contract. While discussions regarding a merger may occur from hereafter, as of the date of this filing, there are no plans to merge the businesses.

ITEM 4.   TERMS OF THE TRANSACTION.

     (a) The Company proposes, subject to stockholder approval, an amendment to the Company's Certificate of Incorporation which would decrease the number of shares of common stock authorized and outstanding by means of a reverse stock split in the ratio of 10,000 shares of "Old Common Stock" to one (1) share of "New Common Stock". As used herein, the term "Old Common Stock" refers to the common stock before the proposed reverse stock split and the term "New Common Stock" refers to the common stock following the proposed reverse split. The number of authorized shares of New Common Stock would be adjusted to 3,000 shares, and the par value of the New Common Stock would be adjusted to $100 per share.

     Any fractional shares resulting from the reverse stock split will be purchased from the holders thereof at the rate of $6,500 per share of New Common Stock (i.e., post split).

     (b) All holders of common stock will be treated identically in connection with the reverse stock split, in that all fractional shares of New Common Stock will be purchased at the rate of $6,500 per share of New Common Stock.

ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     (a) On April 6, 1999, the Board of Directors of the Company adopted a resolution authorizing the going-private transaction that is the subject of this 13E-3 Transaction Statement. The Board of Directors authorized the submission to the vote of the stockholders of the Company an amendment to the Company's Certificate of Incorporation under which all outstanding shares of Old Common Stock will be subject to a reverse stock split at the ratio of 10,000 shares of Old Common Stock to one (1) share of New Common Stock. A copy of the proposed amendment to the Company's Certificate of Incorporation (the "Proposed Amendment") and the resolutions adopted by the Board of Directors are attached to this Schedule as Exhibit 2.

     The Company expects to submit the Proposed Amendment to the stockholders of the Company at a special meeting planned to be held at 10:00 a.m. on ________, 1999, at the Company's training facility at 70 Batesville Boulevard, Batesville, Arkansas.

     If the proposed amendment is approved by the stockholders, as a result of the proposed reverse stock split, the total authorized shares of common stock will be reduced from 30,000,000 shares to 3,000 shares. Any resulting fractional shares of common stock will be purchased from the holders thereof at the rate of $6,500 per share of New Common Stock.

     (b) The purchase of fractional shares of New Common Stock will be paid from the operating cash reserves of the Company. Completion of this transaction is expected to involve a use of cash in the approximate amount of $650,000 and a reduction of shareholders' equity in the same amount. There are no plans to transfer a material amount of the other assets of the Company or any of its subsidiaries.

     (c) There are no plans to change the composition of the present board of directors or management of the Company, including but not limited to, any plan or proposal to change the number or term of directors, to fill any existing vacancy on the board, or to change any material term of the employment contract of any executive officer.

     (d) There are no plans to change the dividend policy of the Company, nor are there any plans to change the indebtedness or capitalization of the Company as a result of the reverse stock split.

     (e) There are no plans to make any other material changes in the Company's corporate structure or business except as disclosed in (a) above.

     (f) Completion of this transaction will result in the New Common Stock becoming eligible for termination of registration pursuant to Section 12 (g) (4) of the Securities Exchange Act of 1934. The Common Stock of the Company will no longer be eligible for listing on the American Stock Exchange. Registration of the New Common Stock with the Securities Exchange Commission will terminate ninety (90) days after a certification is filed with the Securities Exchange Commission stating that the number of holders of record of the New Common Stock has been reduced to less than 300 persons. The termination of registration will be deferred while the Securities Exchange Commission, after notice and opportunity for a hearing, determines that the certification is true.

     (g) Following the reverse stock split and purchase of resulting fractional shares of New Common Stock, it is expected that the number of holders of the Company's common stock will be reduced from approximately 947 (as of March 26, 1999) to less than 50. As a result of the reduction in the number of shareholders of record to less than 300, the Company intends to suspend its obligation to file periodic reports with the Securities and Exchange Commission under Section 15(d) of the Securities Exchange Act of 1934. The Company also intends to de-list its Common Stock with the American Stock Exchange.

ITEM 6.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATIONS.

     (a) The Company will use its operating cash reserves to purchase fractional shares of the New Common Stock following the reverse stock split. The Company anticipates that as a result of the reverse stock split, there will be approximately 100 aggregate fractional shares of the New Common Stock to be purchased by the Company. The expected aggregate purchase price of such shares is approximately $650,000 based upon the purchase price of $6,500 per share of New Common Stock. Such price per share was determined and approved by the unanimous vote of the Board of Directors of the Company, based upon the report of the Economic and Financial Consulting Group, Inc. ("EFCG") as to the fair value of the common stock of the Company. The report of EFCG is further described in Item 9 (a) to this Schedule.

     (b) The following is a statement of all expenses incurred or estimated to be incurred in connection with the going private transaction. The Company will be responsible for paying any and all of such expenses:

                      Filing Fees                  $     130
                      Legal Fees                      25,000
                      Appraisal Fees                  15,000
                      Solicitation Expense             5,000
                      Printing Costs                   2,500

                      Total                         $ 47,630

     (c) All of the foregoing expenses and the purchase price of fractional shares of New Common Stock are expected to be paid from the operating cash reserves of the Company.

     (d) Not applicable.

ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

     (a) The purpose of this Rule 13e-3 transaction, which is to be accomplished through the reverse stock split, is to suspend the Company's obligation to file reports under Section 15(d) of the Securities and Exchange Act of 1934. The Board of Directors believes that such action is in the best interests of the Company for the following reasons: (i) the filing of periodic reports under
Section 15(d) of the Securities and Exchange Act of 1934 allows the Company's competitors to obtain information concerning the Company's profit margins and operations which, in the Company's opinion, has or may have an adverse effect on the Company's performance; (ii) the out-of-pocket and internal costs to the Company associated with the preparation and filing of the periodic reports when compared to the limited number of stockholders is, in the Company's opinion, unwarranted; (iii) the Company's common stock, currently trading in the $0.65 range, is classified as a "penny stock" and is not marginable. As a result, trading in the stock is discouraged by many brokerage firms, and commission costs on such transactions as do occur may be disproportionately high. Management believes that these factors negatively affect the performance of the stock. In an effort to overcome these negative factors, the Company considered a reverse stock split in the 1:5 to 1:7 range, which would have resulted in a share price in excess of $3.00, making the stock marginable with many brokerage firms, and sufficient to take the shares out of the "penny stock" category. However, after such a reverse stock split, the Company would have been left with an insufficient number of shares in the public float, and would thereby have lost its listing on the American Stock Exchange. It is management's view that, on balance, this would have had a negative rather than a positive effect on the value of the shares.

     (b) The Company considered a tender offer as an alternative means to accomplish its objective of suspending its obligation to file reports under
Section 15(d) of the Securities and Exchange Act of 1934. This alternative was viewed as undependable, however, because there is no certainty that the Company would reduce the number of its stockholders of record to less than 300 (and if it did not, a reverse stock split such as the one described here would be required in order to complete the "going private" transaction). Furthermore, since a tender offer would require retaining a firm to solicit tenders, and the reverse stock split would not require such solicitation, the costs of a tender offer appeared likely to be higher than the costs of the reverse stock split.

     (c) The Company has structured the Rule 13e-3 transaction as a reverse stock split because it believes that this structure is the simplest and most economical means of reducing the number of holders of the Company's common stock below 300, thereby achieving its goal of terminating its obligation to file periodic reports with the Securities and Exchange Commission pursuant to Section 15(d) of the Securities and Exchange Act of 1934. In addition, the Company believes that the reverse stock split and purchase of fractional shares of the New Common Stock will provide an easy and cost effective way for shareholders holding less than one share of New Common Stock (10,000 shares of Old Common Stock) to dispose of such fractional shares at a fair price without incurring brokerage commissions and other transaction costs. The Company believes that implementing the reverse stock split at this time so that it can terminate its obligation to file periodic reports with the Securities and Exchange Commission will improve its future performance.

     (d) EFFECT ON THE COMPANY. As described above, upon consummation of the reverse stock split, the Company anticipates that the number of record stockholders of the Company will be reduced from approximately 947 to less than 50 and the Company will achieve the purposes of the reverse stock split described above. The Company incurs costs related to its status as a public reporting corporation under the federal securities laws, including indirect costs as a result of, among other things, the time of Company personnel, including management, expended to prepare and review various filings, furnish information to stockholders, and attend to other stockholder matters. Termination of the Company's obligation to file periodic reports will eliminate the costs and expenses of such federal securities filings and reduce the amount of time devoted by management and other Company personnel in preparing and reviewing such reports. The Company estimates that, upon termination of its obligation to file periodic reports with the Securities and Exchange Commission, it will achieve savings of approximately $50,000 annually.

     As a private company, the Company will no longer be able to sell shares of common stock which are freely tradable, thereby limiting, to some degree, its access to equity capital.

     EFFECT ON THE AFFILIATED STOCKHOLDERS. Set forth in the following table are the number of shares of Common Stock currently owned or controlled by certain officers and/or directors of the Company (the "Affiliated Stockholders"), the percentage of total shares outstanding they control, the number of shares expected to be owned , and the percentage of total shares expected to be outstanding following the proposed reverse stock split.


                                       SHARES
                                       ------
                                       CURRENTLY                 SHARES OWNED
                                       ---------                 ------------
  NAME AND TITLE                       OWNED                     POST SPLIT
  --------------                       -----                     ----------

                                   Number            %         Number       %
                                   ------            -         ------       -
William T. Evans,
President & CEO,
Director, Controlling Person       5,078,178(1)    35.9        506        38.6

J. Robert Lemon, Director,
Controlling Person                 4,904,242(2)    34.8        490        37.4

Timothy A. Nolan, Director,
Controlling Person                 5,603,760(3)    39.7        560        42.8

NOTES:

1. Includes 4, 211,360 shares held by a trust principally for the benefit of Mr. Evans. Also includes 717,000 shares held in trust for the benefit of Mr. Evans' nephew for which he disclaims beneficial ownership.

2. Includes 4,093,360 shares held by a trust principally for the benefit of Mr. Lemon. Also includes 671,000 shares held in trust for the benefit of nephews and nieces of Mr. Lemon for which he disclaims beneficial ownership.

3.            Includes  310,400  shares  held by a trust for the  benefit of Mr.
     Nolan. Also includes 5,293,360 shares held as trustee for which Mr. Nolan disclaims beneficial ownership.

     Set forth in the following table are the net book value and net earnings per share attributable to the Affiliated Stockholders, in terms of both dollar amounts and percentages, before and after the proposed stock split.


                                 BOOK                          BOOK                         BASIC                      BASIC
                                 VALUE                         VALUE                       EARNINGS                   EARNINGS
                              PRE-SPLIT(1)                  POST-SPLIT(1)                 PRE-SPLIT(2)              POST-SPLIT(2)
------------------------------------------------------------------------------------------------------------------------------------
                                            %                            %                         %                          %
                                         of Total                     of Total                  of Total                   of Total
      Name                Amount          Amount       Amount          Amount        Amount      Amount       Amount        Amount
------------------------------------------------------------------------------------------------------------------------------------

William T. Evans          $2,082,053        34.9       $2,049,492        38.6        $457,036    37.5        $465,910         38.8


J. Robert Lemon           $2,010,739        33.8       $1,984,686        37.4        $441,382    36.2        $451,177         37.5


Timothy A. Nolan          $2,297,542        38.6       $2,268,213        42.7        $504,338    41.3        $515,631         42.9


NOTES:

1. This amount represents the numbers of shares owned multiplied by the book value per share as of October 31, 1998, the end of the most recent fiscal year of the Company. Such amounts represent only the stockholder's pro rata interest in the Company's book value and are not payable to the stockholders of the Company in the ordinary course of business.

2. This amount represents the numbers of shares owned multiplied by the basic earnings per share of the Company for the fiscal year ended October 31, 1998. Such amounts represent only the stockholder's pro rata interest (if any) in the Company's net earnings and are not payable to the stockholders of the Company in the ordinary course of business, other than as dividends. The Company has never paid any dividends on its Common Stock.

     The Affiliated Stockholders are expected to continue in their present positions in the Company following the reverse stock split. None of these persons will receive any consideration in connection with the reverse stock split other than amounts received as a result of the purchase by the Company of fractional shares of New Common Stock.

     EFFECT ON UNAFFILIATED STOCKHOLDERS. Upon consummation of the reverse stock split and termination of the Company's obligation to file periodic reports under the federal securities laws, information now available to stockholders in the annual, quarterly and other reports required to be filed by the Company with the Securities Exchange Commission may not be provided to the Company's stockholders in the form previously available or upon a periodic basis. Stockholders owning not less than fifteen percent (15%) of the outstanding New Common Stock will retain the right to inspect the books of account and all financial records of the Company, to make extracts therefrom, and to conduct an audit of such records in accordance with the Nevada Revised Statutes Annotated, Section 78.257. Following the reverse stock split, no unaffiliated stockholder will own fifteen percent (15%) or more of the outstanding New Common Stock and accordingly, no unaffiliated stockholder will be entitled to exercise the inspection rights afforded under Nevada law.

     All owners of fractional shares of New Common Stock following the reverse stock split will receive cash in lieu of such fractional shares at the rate of $6,500 for each whole share of New Common Stock, pro rated as to the fractional share held by each such owner. The Company believes that the purchase price represents a fair price per share of the Company's common stock. Furthermore, stockholders receiving cash in lieu of fractional shares of New Common Stock will not have to pay brokerage fees or commissions in connection with such transaction.

     Stockholders owning only fractional shares of New Common Stock following the reverse stock split will receive cash in lieu of such fractional shares, will cease to have any ownership interest in the Company, and will cease to participate in the future earnings and growth, if any, of the Company.

     TAX CONSEQUENCES OF THE PROPOSED TRANSACTION. Upon consummation of the reverse stock split, each 10,000 shares of Old Common Stock issued and outstanding immediately prior to the effective time of such split will be converted into one share of New Common Stock and all resulting fractional shares of New Common Stock will be purchased by the Company at the price of $6,500 per share. The following description of the federal income tax consequences of the reverse stock split is included solely for the general information of the holders of the Company's common stock. The federal income tax consequences for any particular stockholder may be affected by matters not discussed herein, and each stockholder should consult his or her personal tax advisor in determining the federal income tax consequences of the reverse stock split and purchase of fractional shares. For those stockholders receiving New Common Stock from consummation of the reverse stock split, there will be no direct tax consequences as a result of the reverse stock split, except for reallocation to the stockholders' per share tax basis. The purchase of fractional shares of New Common Stock by the Company will be a taxable transaction for federal income tax purposes. Each holder of fractional shares of New Common Stock purchased by the Company subsequent to the reverse stock split will recognize gain or loss upon the purchase of that stockholder's fractional share of New Common Stock equal to the difference, if any, between (i) the amount of the cash payment received for any fractional shares of New Common Stock and (ii) that stockholder's tax basis in such fractional shares of New Common Stock so long as the New Common Stock was held as a capital asset of the stockholder. Any subsequent gain or loss resulting from the disposition of New Common Stock should be treated as a capital gain or loss transaction. As indicated previously, holders of New Common Stock are urged to consult their personal tax advisors as to the tax consequences of the reverse stock split and purchase of fractional shares under federal, state, local and any other applicable laws.

     The cash payments due to the holders of fractional shares of New Common Stock (other than certain exempt entities and persons) will be subject to a backup withholding tax at the rate of 31% under federal income tax law unless certain requirements are met. Generally, the Company or its paying agent will be required to deduct and withhold the tax on cash payments due at the effective time of the purchase of fractional shares of New Common Stock subsequent to the reverse stock split if (i) a stockholder fails to furnish a taxpayer identification number ("TIN"; the TIN of an individual stockholder is his or her Social Security number) to the paying agent or fails to certify under penalty of perjury that such TIN is correct; (ii) the Internal Revenue Service ("IRS") notifies the Paying Agent that the TIN furnished by the stockholder is incorrect; (iii) the IRS notifies the paying agent that the stockholder has failed to report interest, dividends, or original issue discount in the past; or
(iv) there has been a failure by the stockholder to certify under penalty of perjury that such stockholder is not subject to the backup withholding tax. Any amounts withheld by the paying agent in collection of the backup withholding tax will reduce the federal income tax liability of the stockholders from whom such tax was withheld.

ITEM 8. FAIRNESS OF THE TRANSACTION.

     (a) The Company believes that the proposed reverse stock split and subsequent purchase of fractional shares is fair to unaffiliated stockholders of the Company. The Board of Directors of the Company by unanimous vote on April 6, 1999, with no member of the Board of Directors dissenting or abstaining from such approval, adopted a resolution declaring the terms and conditions of the reverse stock split and purchase of fractional shares to be advisable, and directing that a Proposed Amendment to the Certificate of Incorporation of the Company be submitted to shareholders of the Company for consideration.

     The Affiliated Stockholders believe that the proposed reverse stock split and subsequent purchase of fractional shares are substantively and procedurally fair to unaffiliated stockholders of the Company and concur in the recommendation of the Board of Directors that stockholders of the Company approve the Proposed Amendment to the Certificate of Incorporation of the Company to authorize the reverse stock split.

     (b) A special committee of the Board of Directors of the Company was established by the unanimous written consent of the Board, dated February 2, 1999 (the "Special Committee"). The Special Committee is comprised of J. Philip Boesel, whose profession is investment banking, and Michael S. Black, a Certified Public Accountant, both of whom are Directors who are neither employees nor controlling persons of either the Company or its affiliate, Life Plus International. The Special Committee was asked to take such action as was necessary to find and retain an appropriate firm to prepare a fairness opinion regarding the value of the Company's common stock. On February 28, 1999 the Special Committee retained the Economic and Financial Consulting Group, Inc. ("EFCG") to render its opinion as to the fair value, from a financial point of view, of the common stock of the Company.

     EFCG delivered its written opinion on March 24, 1999. No restrictions were imposed by the Special Committee or the Board of Directors of the Company upon EFCG with respect to the investigations made or procedures followed by EFCG in rendering its opinions.

     The Special Committee was also charged with the responsibility of recommending to the Board of Directors a fair price to pay for fractional shares of the New Common Stock. It met with representatives of EFCG, discussions occurred and information was shared concerning the methodologies employed in determining a fair value, and the application of such methodologies to the Company's financial and market position and future prospects. Based upon these deliberations and the written report of EFCG, the Special Committee unanimously recommended to the Board of Directors of the Company that $6,500 per share of New Common Stock resulting from the reverse stock split would be a fair price (hereafter referred to as the "Purchase Price").

     The full text of EFCG's fairness opinion, summarized in response to Item 9 of this Schedule 13E-3, which sets forth certain assumptions made, certain procedures followed, and certain matters considered by EFCG, is attached hereto as Exhibit 3.

     In addition to the recommendation of the Special Committee, and the conclusions contained in the EFCG report, the Board of Directors independently considered certain additional factors. These factors included a comparison of the purchase price for fractional shares of the New Common Stock, which is based on a value of $0.65 per share of Old Common Stock, to: (i) the January 31, 1999 (end of first fiscal quarter) book value per share of Old Common Stock, which was approximately $0.42 per share; and (ii) the historic and current market values of the Company's common stock, which ranged between a high of $1.1875 and a low of $0.5625 during the period 4/1/98 and 3/31/99. In addition, the Board of Directors considered the amount and level of transactions in shares of the Company's common stock during the past year, which averaged only approximately 1,800 shares traded per day during the one year period indicated above.

     The Company's Board of Directors further considered the competitive advantages of and benefits to the Company of not being required to file periodic reports with the Securities and Exchange Commission pursuant to Section 15(d) of the Securities and Exchange Act of 1934, the direct and indirect cost savings to be realized by the Company from not having to file such periodic reports, and the benefits to be derived by the remaining Company stockholders from the transactions described in this Schedule.

     The Company's Board of Directors determined that liquidation value was not a relevant measure of the fairness of the share valuation. The Board further noted that no firm offers to purchase the Company had ever been received, nor had the Company engaged in any previous share purchase transactions which could be used by the Board in connection with an assessment of the fairness of the share valuation.

     In reaching its determination as to the fairness of the Purchase Price, the Board of Directors of the Company did not assign any relative or specific weights to the foregoing factors.

     (c) The reverse stock split transaction has not been structured such that it must be approved by a majority of the unaffiliated stockholders in order for the transaction to be consummated. Under the relevant provisions of the Nevada Revised Statutes Annotated, Title 7, Chapter 78, Section 207, the reverse stock split must be approved by a majority of all stockholders, including both affiliated and unaffiliated stockholders.

     William T. Evans, J. Robert Lemon and Timothy A. Nolan, all controlling persons of the Company, have stated that they intend to vote in favor of the Proposed Amendment to the Company's Certificate of Incorporation authorizing the reverse stock split. Such persons control sufficient votes to assure approval of the Proposed Amendment.

     (d) The decision to retain EFCG to prepare a report concerning the fair value of the Company's common stock was made by the Special Committee. The Special Committee, consisting of Directors who are unaffiliated with the Company other than in their capacity as Directors, was established by the Board of Directors of the Company on February 2, 1999, to act on behalf of the unaffiliated stockholders of the Company for purposes of reviewing the desirability of undertaking the "going private" transaction which is the subject of this 13E-3 Transaction Statement. The Special Committee consisted of the following persons: J. Philip Boesel and Michael S. Black, whose qualifications are noted in Item 8 (a) above.

     (e) The Board of Directors of the Company unanimously approved the recommendations of the Special Committee, which vote included all of the directors who were not employees of the Company.

     (f) During the 18 month period preceding the date of this 13E-3 Transaction Statement, the Company has not received any firm offers from any unaffiliated person for (i) the merger or consolidation of the Company into or with any person, (ii) the sale or other transfer of all or any substantial part of the assets of the Company, or (iii) securities of the Company which would enable the holder thereof to exercise control of the Company.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

     (a) On February 28, 1999, the Special Committee of the Board of Directors of the Company retained the services of EFCG to perform a valuation of the Company's common stock, from a financial point of view, to be used to aid in establishing the price to be paid to the holders of fractional shares of the New Common Stock following the reverse stock split.

     (b) The following information is provided with respect to the fairness opinion provided by EFCG:

          (1) EFCG performed a valuation analysis of the Company's common stock and provided its opinion as to the fair value of the common stock, from a financial point of view.

          (2) EFCG is a regional firm providing consulting services in several areas. EFCG's services include, but are not limited to the areas of corporate finance, business valuation, financial advisory and litigation support.

          (3) The Special Committee considered proposals from two advisory firms, interviewed one and unanimously agreed to retain the services of EFCG.

          (4) Other than the engagement of EFCG to provide the services described in Item 9 (a) above, there are no relationships between EFCG or its affiliates and the Company or its affiliates which existed during the past two years or are contemplated. The fee for EFCG's services is $15,000.

          (5) EFCG provided to the Special Committee and the Board of Directors a range of values within which it believes the fair value of the common stock lies. The Special Committee unanimously recommended to the Board of Directors a price of $6,500 per share of New Common Stock, and the Board of Directors unanimously adopted such recommendation.

          (6) The Company retained EFCG to perform a valuation analysis and to provide its opinion as to the fair value of the Company's common stock, from a financial point of view. On March 24,1999 EFCG delivered an opinion (the "Fairness Opinion") to the Special Committee of the Board of Directors of the Company. The Fairness Opinion was based upon economic, market and other conditions in effect as of its date. No limitations were imposed by the Board of Directors of the Company upon EFCG with respect to its investigation or the procedures employed in rendering the Fairness Opinion. The Fairness Opinion, which sets forth assumptions made, material reviewed, matters considered, and the limits of the review, is attached as Exhibit 3 and is incorporated into this Schedule by reference.

     The following is a summary of the Fairness Opinion. Stockholders of the Company are urged to read the Fairness Opinion in its entirety. EFCG has consented to the inclusion of its opinion in this 13E-3 Transaction Statement and in the Information Statement provided to stockholders of the Company, and has reviewed the following summary.

     In connection with the Fairness Opinion, EFCG reviewed, among other things:
(i) the proposed transaction; (ii) annual reports on form 10-K for the fiscal years ended October 31, 1998, October 31, 1997, October 31, 1996, October 31, 1995, and October 31, 1994; (iii) quarterly reports on form 10-Q for the periods ended January 31, 1999, July 31, 1998, April 30, 1998, January 31, 1997, July 31, 1997, April 30, 1997, January 31, 1996, July 31, 1996, April 30, 1996,
January 31, 1995,  July 31, 1995,  April 30,  1995,  January 31, 1994,  July 31,
1994, and April 30, 1994; and (iv) projected financial results for fiscal years 1999 through 2004 provided by management of the Company and approved by the Board of Directors of the Company. EFCG also held discussions with management of the Company regarding its past and current business operations, financial condition and future prospects and the performance of its common stock. EFCG reviewed the reported price and trading activity of the Company's common stock, analyzed other companies which manufacture and sell products within the dental industry, the securities of which are publicly traded, and performed other such other studies and analyses as EFCG deemed appropriate.

     EFCG assumed and relied upon the accuracy and completeness of all financial and other information reviewed for the purposes of the Fairness Opinion, whether publicly available or provided by the Company, and did not independently verify any such information or make an independent evaluation or appraisal of the assets or liabilities of the Company. The opinion of EFCG is necessarily based upon economic, market and other conditions as in effect on, and the information made available to them as of March 8, 1999. The opinion of EFCG is directed to the Special Committee of the Board of Directors of the Company and does not constitute a recommendation to any stockholder of the Company as to how the stockholder should vote at the stockholder's meeting to be held in connection with the proposed transaction. Subsequent developments may affect the conclusions reached in this opinion, and EFCG does not have any obligation to update, revise or reaffirm this opinion.

     Projected future financial data that was used by EFCG as the basis for the computations is summarized below:


                            PROJECTED FINANCIAL INFORMATION
                                      (in 000's)

                                               YEAR
-------------------------------------------------------------------------------
          ITEM                1999     2000    2001     2002      2003    2004
-------------------------------------------------------------------------------
               Net Sales    28,618   31,703  32,968   33,926    34,738  35,177
           Cost of Goods    12,164   13,458  14,113   14,572    14,991  15,232
            Gross Profit    16,454   18,245  18,855   19,355    19,747  19,945
       Operating Expense    14,498   15,923  16,273   16,596    16,848  17,053
        Operating Income     1,957    2,322   2,582    2,759     2,900   2,892
  Other Income (Expense)     (259)    (249)   (111)    (138)     (203)   (159)
       Profit Before Tax     1,697    2,074   2,471    2,621     2,696   2,733
              Income Tax       653      793     945    1,003     1,031   1,046
              Net Income     1,044    1,280   1,526    1,619     1,665   1,688
        Interest Expense       223      156     108      132       207     209
                    EBIT     1,920    2,229   2,579    2,753     2,904   2,943
           Taxes on EBIT       739      853     986    1,053     1,111   1,126
  Change in Deferred Tax         0        0       0        0         0       0
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
                    Cash     1,800    1,800   2,696    3,407     4,249   5,285
          Current Assets     8,258    8,619   9,709   10,672    11,694  12,846
        Net Fixed Assets     2,595    3,700   5,166    6,716     8,074   8,105
            Total Assets    10,984   12,465  15,028   17,545    19,928  21,113
     Current Liabilities     3,701    3,875   3,937    4,002     4,044   4,094
          Long Term Debt       520    1,300   2,433    3,257     3,932   3,380
             Credit Line       674       25       0        0         0       0
               Net Worth     5,862    7,142   8,668   10,286    11,951  13,639
-------------------------------------------------------------------------------

 Depreciation and Amort.       701      727     763      852       964   1,141
    Capital Expenditures       600    1,832   2,230    2,403     2,322   1,172
     Change in Work. Cap     (318)      123     106      168       120      58
-------------------------------------------------------------------------------

     The preparation of a fairness opinion involves determinations as to the appropriate and relevant methods of financial analysis and, therefore, reference should be made to the Fairness Opinion in its entirety and not to a summary description. In performing its analysis, EFCG made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of the Company.

     EFCG considered several methods to evaluate the fair market value of the Company's common stock. These methods are (i) the evaluation of the business as a going concern utilizing discounted cash flow approaches to valuation; (ii) current and historical market prices; (iii) net book value; (iv) liquidation value; and (v) multiplier approaches based on comparisons to publicly traded comparable companies. Although they examined all of these approaches to valuation, they concluded that in general, and for Company specifically,
discounted   cash  flow   approaches   are  far  superior  to  other   valuation
methodologies.

     In general, the value of any asset, whether it be financial or real, should be equal to the present value of the free cash flows accruing to the owner of the asset. Applied to a business valuation, this methodology is premised on the assumption that a buyer (shareholder) purchases a series of cash flows that would be generated over time. Value is ascribed only to cash flows that can ultimately be taken out of the business. Cash that is generated but used to sustain the business (such as increases in working capital and capital expenditures) creates no incremental value to the shareholder. Valuations based on this premise must necessarily define an appropriate cash flow and must also determine an appropriate discount factor to be used in converting projected future magnitudes into present value terms.

     Two measures of cash flow are widely accepted. The first measure, net cash flow to equity, is defined below:

                        Net Income (after taxes)
                        + Depreciation and amortization
                        - Capital expenditures
                        - Changes in working capital
                        + Net changes in long term debt
                        = Net cash flow to equity

     The appropriate discount factor used to convert future magnitudes into present value terms is dependent on which of the cash flow approaches is utilized. When the focus is on net cash flow to equity, then the appropriate discount factor would be a rate of return on equity. The starting point for this analysis is a current relatively risk free rate of return such as that available on long term government debt. To this basic rate an equity risk premium reflecting the difference between large company stocks and long term government bonds, adjusted for a particular company, is added. An additional risk premium, based on size, would then be added to account for the extra risk associated with smaller companies. Given these considerations the appropriate rate of return on equity is calculated in accordance with the equation below:

      k  = R  + ((BETA) x ERP) + SP
       e    f

      Where k  = Rate of return on equity.
             e

     R = Risk free rate of return which is assumed to be 5.75% based on the
       f
     current yield on long term government bonds as reported in the Wall Street Journal, this date.

     (BETA) = A measure of a particular security's volatility (risk) as related to the market in general. According to information contained in Ibbotson
     Associates: INDUSTRY COST OF CAPITAL, an appropriate measure of (BETA) would amount to 0.95.

     ERP = equity risk premium which is assumed to be 7.8% based on information contained in Ibbotson Associates: STOCKS, BONDS, BILLS AND INFLATION 1998 YEARBOOK (IBBOTSON).

     SP = Size risk premium which is assumed to be 3.3 % based on IBBOTSON.

     Performing the computation indicated by the formula above, the appropriate rate of return on equity (k ) would be 16.46%.
                                 e

     An alternative approach to computing the appropriate rate of return on equity involves the use of estimates of ke specific to the dental equipment and supplies industry (SIC Code 3843) as reported in Ibbotson and Associates:
INDUSTRY COST OF CAPITAL. The basic reported equity return, 14.23% (industry composite return for an industry predominantly comprised of companies that would be classified as low capitalization companies) should then be adjusted to account for the size premium that would be appropriate for micro-capitalization companies, 1.6% (micro-capitalization equity premium - low capitalization equity premium), yielding a value of ke amounting to 15.83%.

     EFCG then concluded that a conservative estimate of the appropriate equity return for the Company would be in the range of 15.83% and 16.46%.

     The second widely accepted measure of cash flow focuses on net cash flow available to overall invested capital, equity plus debt, (free cash flows) is defined below:

                        Earnings before interest and taxes (EBIT)
                        - Taxes on EBIT
                        + Depreciation and amortization
                        - Capital expenditures
                        - Changes in working capital
                        = Net cash flow to overall invested capital

     For valuations based on cash flows available to overall invested capital (free cash flows), the appropriate discount factor would be a weighted average cost of capital. The weighted average cost of capital can be described as the average price a company must pay to attract both debt and equity to properly capitalize the firm's operation and growth. The weighted average cost of capital is defined by the equation below:

      k  = (k  x w ) + (k (1-t) x w )
       a     e    e      d         d

      Where k = weighted average cost of capital a

      k  = rate of return on equity which is assumed to be in the range 15.83%
       e
      to 16.46% as discussed above.

      w  = Percentage of equity capital in the capital structure.
       e

      k   = rate of return on debt
       d

      t = company's effective income tax rate

      w = percentage of debt capital in the capital structure d

     Performing the computation indicated by the equation above indicates an average weighted average cost of capital for the years 1999-2004 in the range 12.67% to 13.14%. An average for these years was used because the values for w ,
                                                                              e
w and k differ for each year in the projection period. The terminal value of
 d      d
k , utilized for year 2005 and subsequent years, is in the range 12.93% to
 a
13.42%, which represents the weighted average cost of capital for the year 2004.

     The basic valuation of the Company as a going concern (discounted cash flow analysis) is described by the equation below:

                 5            t                    5
      Value = (SIGMA) C /(1+k)  + (Cf /(k-g))/(1+k) - current debt claims
                       t            f
               t = 0

      Where Value = present value of projected future cash flows

      C  = Cash flow in year t
       t

      C  = Normalized future cash flow
       f

     k = appropriate discount factor, either rate of return on equity (ke) or weighted average cost of capital (k ).
                                         a

     g = projected growth in future cash flows which is assumed to be 2%. It should be noted that any changes in inflation in future years would effect k and g in the same direction so as to have little effect on the computations.

     Current debt claims = current outstanding debt of the company as of October 31, 1998. Debt claims amounting to $2,736,000 are subtracted for valuations focusing on free cash flows available to debt and equity, but are ignored in valuations focusing on cash flows available to equity.

     Value calculated in accordance with the equation above is converted into a per share basis by dividing by 14,100,000 outstanding shares. Based on these discounted cash flow analyses, EFCG has opined that the fair value of a share of the common stock of the Company lies in the range $0.57 to $0.71.

     CURRENT AND HISTORICAL MARKET PRICES. EFCG also examined current and historical market prices and trading volume for the Company's common stock. They concluded that stock prices would not necessarily be the best indicator of value. The "Efficient Markets Hypothesis" argues that all publicly available information should at all points in time be fully incorporated into the value of securities. For most publicly traded securities, the current market price of common stock should reflect the intrinsic value of discounted projected future cash flows based on information available at the time. In the case of thinly traded securities, such as the Company's, it would not necessarily be true that current stock price would always be equal to intrinsic value. More specifically, while the shares of the Company are publicly traded, they are closely held, are frequently not traded, and when they do, tend to trade in small volume. Approximately 85% of the outstanding shares are restricted as to sale by a formal shareholder agreement, and have never been traded. An additional point related to the use of current and historical stock prices as indicators of value is that, all other things being equal, ownership interests which are not freely marketable are worth less than the same shares if they were freely traded. Consequently, any valuation based on current or historical stock prices would be subject to a significant illiquidity discount.

     While EFCG did not consider that stock price represented a definitive indicator of economic value, their calculation of average stock price over the last 3 months and 6 months (ending March 15, 1999) indicated values of $0.66 per share and $0.68 per share, respectively. These values are corroborative of the results obtained using discounted future cash flows.

     EFCG also considered book value per share and liquidation value as indicators of value, as well as a ratio analysis of other publicly traded comparable companies. Their conclusions regarding these indicators are summarized as follows:

     PUBLICLY TRADED COMPARABLE COMPANIES: In many instances multiplier approaches based on price/earnings ratios or similar measures are used for valuation purposes. This methodology entails identifying publicly traded comparable companies and assuming that financial and valuation ratios would be similar across companies. It should be stressed that the appropriate multiplier utilized in these instances would essentially be the inverse of the rates of return on equity (ke) or weighted average cost of capital (ka) utilized in the discounted cash flow analysis. Consequently, this is a valuation technique that is primarily corroborative in nature.

     In an attempt to corroborate the findings reported above, EFCG examined a number of publicly traded companies sharing some similarities with the Company. They concluded that the Company is fairly unique in that it is relatively small, is vertically integrated in the manufacturing and sale of its core products, and sells its products in narrow dental market niches. There are some companies that sell the same products, but also sell substantially different products; consequently, it is difficult to disentangle the separate effects of the relevant divisions. Other companies focus on either manufacturing or selling the relevant products. Of those companies that are publicly traded, with a substantial part of their business in the dental industry, and that both manufacture and sell their products, relevant financial ratios provide little guidance, since many of those companies have recently incurred losses, so that calculations of Price/Earnings ratios are not meaningful. Further, those companies do not produce and sell in the same narrow dental market niches that the Company does. EFCG concluded that for purposes of valuing the Company's common stock, there were no publicly traded comparable companies.

     BOOK VALUE PER SHARE: The Company is engaged in a dynamic and ever-changing dental market. Book value per share measures are inherently backward-looking and reflective of past performance; they are not necessarily indicative of future performance. In dynamic markets, proper valuation of common stock should reflect expectations of FUTURE performance. EFCG noted that the Company's book value per share as of October 31, 1998 was $0.41, which is significantly less than the Company's current and historical prices. For these reasons EFCG concluded that use of book value per share in the valuation of the common stock of the Company is not appropriate.

     LIQUIDATION VALUE: EFCG concluded that use of liquidation value is not appropriate here for the following reasons: the Company is not in a business posture where liquidation is remotely possible; additionally, any liquidation value would necessarily be below the book value, and as discussed above, book value per share is not appropriate for valuation purposes here.

     The Fairness Opinion relates only to whether the consideration to be received by the holders of fractional shares of New Common Stock is fair from a financial point of view and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the proposed transaction.

     (c) The full text of EFCG's Fairness Opinion is attached as Exhibit 3 to this 13E-3 Transaction Statement. The Fairness Opinion shall be made available for inspection and copying at the principal executive offices of the Company at 633 Lawrence Street, Batesville, Arkansas, during its regular business hours by any interested stockholder of the Company or his representative who has been so designated in writing.

ITEM 10.  INTERESTS IN SECURITIES OF ISSUER.

     (a) As of the date of this 13E-3 Transaction Statement, the record and beneficial ownership (except for beneficial ownership disclaimed as set forth in applicable footnotes) of the Company's common stock, the percentage of the total number of issued and outstanding common stock, and the number of shares of common stock that there is a right to acquire of the person filing this Schedule, together with any pension plan, profit or similar plan, and by each executive officer, director, and each controlling stockholder, are as follows:


     Name                          Position                            No. Shares          Percent of Class
     ----                          --------                            ----------          ----------------

William T. Evans           President, CEO, Director                    5,078,178 (1)             35.9%

J. Robert Lemon            Director                                    4,904,242 (2)             34.8%

Robert E. Christian        Executive Vice President, Director          310,400                    2.2%

Timothy A. Nolan           Director                                    5,603,760 (3)             39.7%

Frank H. Newton, III       Chief Operating Officer                     100,000 (4)                ---

Richard L. Land            Vice President, Finance                     27,000 (5)                 ---

Michael S. Black           Director                                    25,000 (6)                 ---

J. Philip Boesel, Jr.      Director                                       ---                     ---



Notes:
------

(1) Includes 4,211,360 shares held in a trust principally for the benefit of Mr. Evans. Also includes 717,000 shares held in trust for the benefit of Mr. Evans' nephew, for which he disclaims beneficial ownership.
(2) Includes 4,093,360 shares held by a trust principally for the benefit of Mr. Lemon. Also includes 671,000 shares held in trust for the benefit nephews and nieces of Mr. Lemon, for which he disclaims beneficial ownership.
(3) Includes 310,000 shares held in a trust for the benefit of Mr. Nolan. Also includes 5,293,360 shares held as trustee, of which Mr. Nolan disclaims beneficial ownership.
(4) Includes an option for 100,000 shares at a price of $2.00 per share, of which Mr. Newton is currently eligible to exercise 25,000 shares. The option expires 6/13/04.
(5) Includes an option for 25,000 shares at a price of $0.5625 per share, of which none are currently eligible to be exercised. The option expires 12/29/06.
(6) Includes an option for 25,000 shares at a price of $0.5625 per share, of which none are currently eligible to be exercised. The option expires 12/29/06.

     (b) No transactions in any shares of the common stock of the Company were effected during the 60 days immediately preceding the date of this Schedule 13E-3 by the Company or by any of the persons named in paragraph (a) of this Item.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE COMPANY'S SECURITIES.

     There are no contracts, arrangements, understandings or relationships between the Company or the persons listed above and any other person in connection with the proposed reverse stock split concerning the transfer or voting of the Company's common stock, joint ventures, loan or option arrangements, puts or calls, guaranties or the giving or withholding of proxies, consents or other authorizations with the exception of the agreement disclosed below:

     Approximately 85% of the outstanding shares of the Company's common stock are restricted as to transfer or sale by a shareholders agreement which was signed in 1986. The shareholders agreement contains provisions which require the following: (i) all decisions required to be made under the agreement shall be made by a majority vote, with each shareholder having one vote for each share owned by the shareholder; (ii) no shareholder may sell or transfer any of his or her shares except in the proportion in which all of the shareholders sell or transfer their shares; and (iii) all of the shares covered by the shareholders agreement shall be voted as a block at all meetings of the shareholders of the Company. The block of shares covered by the shareholders agreement will be voted in favor of the Proposed Amendment.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

     (a) To the knowledge of the persons filing this Schedule, after making reasonable inquiry, no executive officer, director or affiliate of the Company or any person enumerated in Exhibit 1 to this Schedule presently intends to sell any of the Company's common stock owned or held by such person, except with respect to fractional shares of New Common Stock to be purchased by the Company following the reverse stock split. Each of the persons enumerated in Exhibit 1 presently intends to vote all shares of the common stock held by such person and with respect to which such person holds proxies, in favor of the Proposed Amendment, as described in Item 5 of this Schedule.

     (b) As described in Items 7 and 8 above,  all of the persons  enumerated in
Exhibit 1 to this Schedule who are directors of the Company and all members of the Special Committee voted in favor of the Proposed Amendment. To the knowledge of the persons filing this statement, after making reasonable inquiry, except as stated in the preceding sentence, none of the persons named in Exhibit 1 to this Schedule has made a recommendation in support of or opposed to the Proposed Amendment except for the recommendation made in support of the Amendment by the Board of Directors in the Proxy Statement.

ITEM 13.  OTHER PROVISIONS OF THE TRANSACTION.

     (a) Under applicable Nevada law, shareholders of the Company will have dissenters' rights with respect to this transaction. If dissenters' rights are properly elected by a shareholder, the "fair value" of the dissenting shareholder's shares will be determined by agreement of the Company and the dissenting shareholder or, if no agreement is reached, by appraisal by order of a court. Otherwise, appraisal rights are not provided under Nevada law or under the Company's Articles of Incorporation with respect to this transaction and will not be voluntarily accorded by the Company to the shareholders.

     Generally, under the provisions of the Nevada Revised Statutes (hereinafter referred to as "NRS"), Chapter 78, Private Corporations law, Section 207, a corporation may increase or decrease in the number of shares of a class and series, if any, of its capital stock and thereby correspondingly increase or decrease the number of issued and outstanding shares of the same class and series held by each stockholder by a resolution of the board of directors.

Notwithstanding the foregoing, in the event that a proposal to increase or decrease the number of authorized shares of any class and series, if any, that includes provisions pursuant to which only money will be paid or script will be issued to stockholders who hold more than 10 percent of the outstanding shares of the affected class or series and would otherwise be entitled to receive fractions of shares in exchange for the cancellation of all of their shares, the increase or decrease must be approved by the vote of stockholders holding a majority of the voting power of the affected class and series, unless the articles of incorporation provide for a greater proportion of stockholders to approve the change in the number of shares. Moreover, a proposed increase or decrease that includes provisions pursuant to which only money will be paid or script will be issued to stockholders who before the increase or decrease held one percent or more of the outstanding shares of the affected class and series and would otherwise be entitled to receive a fraction of a share, will be subject to the provisions of NRS 92A.300 to 92A.500, Nevada's dissenting shareholder rights statutes. If the proposal is subject to NRS 92A.300 to 92A.500 any stockholder may dissent in accordance with those provisions and obtain payment of the fair value of the fraction of a share to which the stockholder would otherwise be entitled.

     THE FOLLOWING DISCUSSION IS NOT A COMPLETE STATEMENT OF THE LAW PERTAINING TO DISSENTER'S RIGHTS UNDER THE NEVADA REVISED STATUTES AND IS QUALIFIED IN ITS ENTIRETY BY THE FULL TEXT OF CHAPTER 92A.300 THROUGH 92A.500, WHICH IS REPRINTED IN ITS ENTIRETY AS AN ATTACHMENT TO THIS 13E-3 TRANSACTION STATEMENT AS EXHIBIT 8 AND IS INCORPORATED HEREIN BY REFERENCE.

     Under the NRS, holders of shares of common stock who dissent to the proposed transaction in accordance with the procedures set forth in Chapter 92A will be entitled to receive payment in cash of the "fair value" of their fractional shares. NRS 92A.320 defines "fair value" as the value of the fractional share immediately before the effectuation of the reverse stock split, excluding any appreciation or depreciation in anticipation of the reverse stock split unless exclusion would be inequitable. Any stockholder who wishes to exercise such dissenter's rights, or who wishes to preserve his right to do so, should review carefully the following discussion and Exhibit 8, because failure to timely and properly comply with the procedures specified will result in the loss of dissenter's rights under the NRS. A person having beneficial interest in shares of common stock held of record in the name of another person, such as a broker or nominee, must act promptly to cause the holder of record to follow the steps summarized below properly and in a timely manner to perfect any dissenter's rights the beneficial owner may have.

     A stockholder wishing to exercise his dissenter's rights must deliver to the Secretary of the Company, ON OR BEFORE [A DATE BEFORE VOTE IS TAKEN], a written notice of his intent to demand payment for his shares if the reverse stock split is effectuated, and he must not vote his shares in favor of the proposed reverse stock split. Written notice should be delivered to the Company at the following address:

                     PROFESSIONAL DENTAL TECHNOLOGIES, INC.
                              ATTENTION: SECRETARY
                               633 LAWRENCE STREET
                           BATESVILLE, ARKANSAS 72501

     As provided in Chapter 92A: (i) failure of a holder of shares to make written notification of his intent to assert dissenter's right (or a beneficial owner of shares of common stock who fails to cause the record holder of such shares of common stock to make notice of his intent to assert dissenter's rights) within such time limit; or, (ii) votes in favor of the reverse stock split, will result in the loss of such holder's ability to assert dissenter's rights and receive payments for his shares pursuant to NRS 92A.300-92A.500.

     If the reverse stock split is approved by a majority of stockholders, the Company must, ON OR BEFORE, [10 DAYS AFTER THE VOTE], deliver written dissenter's notice to all stockholders who exercised their dissenter's rights to the split which notice shall be set forth (a) where the demand for payment must be sent and where and when certificates for shares must be deposited; (b) inform the dissenters not represented by certificates to which extent the transfer of the shares will be restricted after demand for payment is received by the Company; (c) supply a form for demanding payment by the dissenting shareholders that includes, among other things, that the dissenter acquired beneficial ownership of the shares prior to the date on which the reverse stock split was approved; (d) the date by which the Company must receive the demand for payment, which date may not be less than 30 nor more than 60 days after the date of the notice is delivered; and (e) be accompanied by a copy of NRS 92A.300 to 92A.500. Dissenting stockholders who do not comply with all stipulations and meet all deadlines to be set forth in the foregoing notice, including returning to the Company the dissenter's demand for payment, will not be entitled to payment for their shares in accordance with NRS 92A.300 to 92A.500. In lieu thereof the non-complying stockholders will receive the consideration of $6,500 per share of New Common Stock for their fractional shares.

     Within 30 days of the Company's receipt of the dissenter's demand for payment, the Company will pay the Company's estimate of the fair value of the fractional shares plus accrued interest to the dissenting stockholder. The stockholder will also receive from the Company a statement of the Company's estimate of the fair value of the shares, an explanation of how interest was calculated, and a statement of the dissenter's further rights to demand payment under the NRS. In accordance with the NRS, interest will be calculated from the effective date of the reverse stock split until the date of payment at the average rate paid by the Company on its principal debt or, if none, at a rate that is fair and equitable.

     If a demand for payment remains unsettled, the Company must commence a proceeding in the District Court of the county where its registered office is located within 60 days after receiving the demand containing the dissenting stockholder's estimate of fair value of his shares, and petition the Court to determine the fair value of the shares and accrued interest. All dissenters, whether or not residents of Nevada, whose demands remain unsettled shall become parties to the proceeding. The jurisdiction of the Court in which the proceeding is commenced is plenary and exclusive. The Court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The dissenters have the same discovery rights as parties in other civil proceedings. Each dissenter who is made a party to the proceeding is entitled to a judgment for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the Company. If the Company does not commence the proceeding within the 60-day period, it must pay each dissenter whose demand remains unsettled the amount demanded by the dissenter.

     The costs of the legal proceeding, including the reasonable compensation and costs of the appraisers, shall be determined by the Court and assessed upon the Company, except the Court may assess costs against the dissenters in amounts deemed equitable by the Court if the dissenters acted arbitrarily or vexatiously or not in good faith in demanding payment. The Court may also assess the fees and expenses of the counsel and experts for the respective parties, in amounts the Court finds equitable.

     Failure to follow the steps required by Chapter 92A of the NRS for perfecting dissenter's rights may result in the loss of such rights.

     (b) Not applicable.

     (c) Not applicable.


ITEM 14.  FINANCIAL INFORMATION.

     (a) (1) Audited financial statements for the Company's 1997 and 1998 fiscal years filed with the Company's most recent Annual Report on Form 10-KSB under Sections 13 and 15(d) of the Securities Exchange Act of 1934 are incorporated herein by reference.

         (2) Unaudited financial statements for the Company's fiscal quarter ended January 31, 1999, as reported on Form 10-QSB are incorporated herein by reference.

         (3) The ratios of earnings to fixed charges for the fiscal year ended October 31, 1997 was 1.91; for the fiscal year ended October 31, 1998 was 4.34; and for the quarter ended January 31, 1999 was 2.46.

         (4) The book value per share as of the fiscal year ended October 31, 1998 was $0.41, and as of the end of the first fiscal quarter ended January 31, 1999, was $0.42.

     (b) Pro forma data disclosing the effect of the reverse stock split and buyback of fractional shares on (1) the Company's balance sheet as of the most recent fiscal year end and quarter end is attached as Exhibits 4 and 5 ; and (2) the Company's statement of income and earnings per share amounts as of the most recent fiscal year end and quarter end is attached as Exhibits 6 and 7; and (3) the book value per share as of the fiscal year ended October 31, 1998 would have been $3,945.80, and as of the end of the first fiscal quarter ended January 31, 1999, would have been $4,050.38.

ITEM 15.  PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

     (a) No officer, employee, class of employees or corporate asset of the Company (excluding corporate assets which are proposed to be used as consideration for purchases of securities or payment of expenses which are disclosed in Item 6 of this Schedule) has been or is proposed to be employed, availed of or utilized by the Company or any of its affiliates in connection with the Proposed Amendment and reverse stock split described in this Schedule.

     (b) No person has been employed, retained or is to be compensated by the Company, or by any person on behalf of the Company, to make solicitations or recommendations in connection with the Proposed Amendment and reverse stock split described in this Schedule.

ITEM 16.  ADDITIONAL INFORMATION.

     It is expected that the owners of more than the necessary majority of the shares of common stock entitled to vote on the Proposed Amendment (including, without limitation, all shares owned by the persons listed on Exhibit 1 to this Schedule and any shares controlled by them) will vote in favor of the Proposed Amendment, and, accordingly that such amendment will receive the necessary approval from stockholders entitled to vote on the question. Upon receipt of stockholder approval, the Company expects to move quickly to implement the Proposed Amendment and the reverse stock split authorized by such amendment.

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

     (a) Not applicable.

     (b) The report and opinion of EFCG referred to in Items 8 (d) and 9 of this Schedule are attached hereto as Exhibit 3.

     (c) Not applicable.

     (d) All disclosure materials to be furnished to stockholders of the Company in connection with the Proposed Amendment and reverse stock split pursuant to the SEC Rules 13e-3 (d) (Section 240.13e-3 (d)) are attached hereto as Exhibit 9.

     (e) A statement detailing the rights of dissenters and methods of exercising such rights, as well as the relevant sections of the Nevada Revised Statutes, are attached hereto as Exhibit 8.

     (f) Not applicable.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


      4/16/99                                  /s/  William T. Evans
-------------------                 --------------------------------------------
      (Date)                        William T. Evans
                                    President, CEO, Director, Controlling Person



      4/16/99                                  /s/  J. Robert Lemon
------------------                  --------------------------------------------
      (Date)                        J. Robert Lemon
                                    Director, Controlling Person



      4/16/99                                  /s/  Timothy A. Nolan
----------------                    --------------------------------------------
      (Date)                        Timothy A. Nolan
                                    Director, Controlling Person